SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

19 May, 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: 1. Transaction in Own Shares announcement made on 6 May, 2008

Enclosure: 2. Transaction in Own Shares announcement made on 7 May, 2008

Enclosure: 3. Transaction in Own Shares announcement made on 7 May, 2008

Enclosure: 4. Transaction in Own Shares announcement made on 8 May, 2008

Enclosure: 5. Transaction in Own Shares announcement made on 9 May, 2008

Enclosure: 6. Transaction in Own Shares announcement made on 13 May, 2008

Enclosure: 7. Director/PDMR Shareholding announcement made on 16 May, 2008

Enclosure: 8. Transaction in Own Shares announcement made on 16 May, 2008

Enclosure 1

Tuesday 6 May 2008

                               BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL
BT Group plc announces that it has today purchased through Citigroup Global Markets Limited

2,000,000 ordinary shares at a price of 221.37 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 652,828,010 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT
Group plc is 7,748,399,019.

The above figure (7,748,399,019) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the
FSA's Disclosure and Transparency Rules.

                                    = ends =

Enclosure 2

Wednesday 7 May 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 14,034 ordinary shares at a minimum price of 146 pence and a maximum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 652,813,976 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT
Group plc is 7,748,413,053.

The above figure (7,748,413,053) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the
FSA's Disclosure and Transparency Rules.

                                    = ends =

Enclosure 3

Wednesday 7 May 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Citigroup Global
Markets Limited 1,100,000 ordinary shares at a price of 224.65 pence per share.
The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 653,913,976 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT
Group plc is 7,747,313,053.

The above figure (7,747,313,053) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the
FSA's Disclosure and Transparency Rules.

                                    = ends =

Enclosure 4

Thursday 8 May 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Citigroup Global
Markets Limited 1,000,000 ordinary shares at a price of 224.12 pence per share.
The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 654,913,976 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT
Group plc is 7,746,313,053.

The above figure (7,746,313,053) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the
FSA's Disclosure and Transparency Rules.

                                    = ends =

Enclosure 5

Friday 9 May 2008

                               BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Citigroup Global
Markets Limited 2,000,000 ordinary shares at a price of 221.31 pence per share.
The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 656,913,976 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT
Group plc is 7,744,313,053.

The above figure (7,744,313,053) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the
FSA's Disclosure and Transparency Rules.

Enclosure 6

Tuesday 13 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 64,712 ordinary shares at a minimum price of
146

pence and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,401,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 656,849,264 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,744,377,765.

The above figure (7,744,377,765) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
SIR MICHAEL RAKE
HANIF LALANI
IAN LIVINGSTON
SALLY DAVIS
GAVIN PATTERSON
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
HALIFAX
 CORPORATE TRUSTEES LIMITED
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF
SHARES BY
HALIFAX
 CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
HALIFAX
 CORPORATE TRUSTEES LIMITED
8 State the nature of the transaction
PURCHASE OF
SHARES BY
HALIFAX
 CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
SIR MICHAEL RAKE - 639 SHARES
HANIF LALANI - 639 SHARES
IAN LIVINGSTON - 639 SHARES
SALLY DAVIS - 640 SHARES
GAVIN PATTERSON - 53 SHARES
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
2
34.63
 pence
14. Date and place of transaction
1
5

MAY
 200
8
 -
UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING:
1
9
,
923
 ORDINARY SHARES

HANIF LALANI
PERSONAL HOLDING: 8
1
,
279
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:
258,548
 SHARES
BT GROUP INCENTIVE SHARE PLAN:
468,290
 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195
,
889
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION
S
 OVER
8,994
 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING:
529,098
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:
325,400
 SHARES
BT GROUP INCENTIVE SHARE PLAN:
662,
022
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION
S
 OVER
6
,
250
 SHARES.

SALLY DAVIS
PERSONAL HOLDING: 8
1
,
886
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 14
5,747
 SHARES
BT GROUP INCENTIVE SHARE PLAN:
198,414
 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
343
,
732
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION
S
 OVER
11,198
 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING:
48
,
294
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:
158
,
234
 SHARES
BT GROUP INCENTIVE SHARE PLAN:
310
,
870
 SHARES
BT GROUP RETENTION SHARE PLAN: 276,935 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98
,
178
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER
11,198
 SHARES.

16. Date issuer informed of transaction
1
5

MAY
 200
8
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A ……………………
24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
1
6

MAY
200
8
END

Enclosure 8

Friday 16 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 233.92 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 657,849,264 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,743,377,765.

The above figure (7,743,377,765) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.

Date 19 May, 2008